EXHIBIT 99.1

Foremost Clean Energy Announces Upcoming Ground-Based Gravity Survey at its Hatchet Lake Uranium Project, Athabasca Basin, Saskatchewan

VANCOUVER, British Columbia, Dec. 04, 2025 (GLOBE NEWSWIRE) -- Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) ("Foremost" or the "Company"), is pleased to announce a ground-based gravity survey will commence in December over its Hatchet Lake Uranium Property ("Hatchet"), located in the eastern Athabasca Basin region ( the “Basin”) of northern Saskatchewan (see figure 1). The gravity survey is focused on the southern extent of the Richardson Trend where there has been limited drilling (see figure 2). The survey will be conducted by MWH Geo Survey (“MWH”), a leading geophysical contractor with more than 40 years of experience throughout the Basin.

Figure 1. Hatchet Lake Regional Context Map

Foremost’s President and CEO Jason Barnard commented: “The Hatchet Lake gravity survey marks an important step in refining our geological model along the Richardson Trend. By integrating gravity, electromagnetic, magnetic and geochemical data, we are building a more complete picture of the subsurface architecture that controls uranium mineralization in this area. The results are expected to directly influence our winter 2026 drill program, ensuring that our next round of drilling is focused, data-driven, and aligned with the most prospective structural targets.”

Gravity Survey Details

The program is anticipated to comprise approximately 788 gravity stations collected at 100-metre station intervals on 200-metre line spacing across priority structural corridors on the southeast extension of the Richardson trend extending beyond the Athabasca Basin margin (see figure 2). These measurements will assist in refining subsurface interpretations, mapping density contrasts, and identifying potential zones of hydrothermal alteration associated with uranium-bearing structures.

Figure 2. Hatchet Lake North Compilation Map

Richardson Trend

The Hatchet Lake Project covers a significant portion of the Richardson Trend, a well-established basement structural corridor known to host uranium mineralization both on the property and along strike. Importantly, the southeast extension of the Richardson Trend contains more than 6 km of under-tested conductor strike length. The trend hosts brittle-ductile sheared, graphitic basement conductors, which when reactivated, serve as enhanced hydrothermal fluid pathways that create favourable conditions for the development of basement-hosted and unconformity-related uranium deposits. The structural setting is analogous to other major uranium systems along the eastern Basin margin, such as the La Rocque Corridor which is host to ISO Energy’s Hurricane Deposit, and Cameco’s La Rocque Lake Uranium Zone.

Historic drilling along the Richardson Trend conducted by Denison Mines Corp. (“Denison”, NYSE American: DNN, TSX: DML) returned multiple uranium-bearing intervals and strong alteration consistent with a fertile mineralizing system. Significant past results include:

  1.52% U₃O₈ over 0.15 m in hole RL-13-131
  0.45% U₃O₈ over 2.3 m in hole RL-13-161

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1 Saskatchewan Mineral Assessment File MAW00308

The 2025 ground gravity survey is designed to identify gravity lows and gradients associated with hydrothermal alteration halos and fault-controlled fluid pathways. Gravity anomalies that overlap with graphitic shear zones, magnetically interpreted structures, and geochemical anomalies will be prioritized for drill testing.

The company is planning for an anticipated drill program to commence in early 2026, which will focus on priority targets including those along the Richardson Trend and Tuning Fork Target Area.

Qualified Person

The technical content of this news release has been reviewed and approved by Cameron MacKay, P. Geo., Vice President of Exploration for Foremost Clean Energy Ltd., and a Qualified Person under National Instrument 43-101.

A qualified person has not performed sufficient work or data verification to validate the historical results in accordance with National Instrument 43-101. Although the historical results may not be reliable, the Company nevertheless believes that they provide an indication of the property’s potential and are relevant for any future exploration program.

About Foremost

Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) (WKN: A3DCC8) is a rapidly growing North American uranium and lithium exploration company. . The Company holds an option from Denison Mines Corp. (“Denison”) to earn up to 70% interest in 10 prospective uranium properties (except for the Hatchet Lake, where Foremost can earn up to 51%), spanning over 330,000 acres in the prolific, uranium-rich Athabasca Basin region of northern Saskatchewan. As the demand for carbon-free energy continues to accelerate, domestically mined uranium and lithium are poised for dynamic growth, playing an important role in the future of clean energy. Foremost’s uranium projects are at different stages of exploration, from grassroots to those with significant historical exploration and drill-ready targets. The Company’s mission is to make significant discoveries alongside and in collaboration with Denison through systematic and disciplined exploration programs.

Foremost also has a portfolio of lithium projects at varying stages of development, which are located across 55,000+ acres in Manitoba and Quebec. For further information, please visit the Company’s website at www.foremostcleanenergy.com.

Contact and Information

Company
Jason Barnard, President and CEO
+1 (604) 330-8067
info@foremostcleanenergy.com

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Forward-Looking Statements

Except for the statements of historical fact contained herein, the information presented in this news release and oral statements made from time to time by representatives of the Company are or may constitute “forward-looking statements” as such term is used in applicable United States and Canadian laws and including, without limitation, within the meaning of the Private Securities Litigation Reform Act of 1995, for which the Company claims the protection of the safe harbor for forward-looking statements. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect,” “is expected,” “anticipates” or “does not anticipate,” “plans,” “estimates” or “intends,” or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved) are not statements of historical fact and should be viewed as forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares, continuity of agreements with third parties and satisfaction of the conditions to the option agreement with Denison, risks and uncertainties associated with the environment, delays in obtaining governmental approvals, permits or financing. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Many of these factors are beyond the Company’s ability to control or predict. Important factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release can be found in the Company’s filings with the Securities and Exchange Commission. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities. and information. Please refer to the Company’s most recent filings under its profile at on Sedar+ at www.sedarplus.ca and on Edgar at www.sec.gov for further information respecting the risks affecting the Company and its business.

The CSE has neither approved nor disapproved the contents of this news release and accepts no responsibility for the adequacy or accuracy hereof.

Figures accompanying this announcement are available at:

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